Exhibit 99.4

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email:mail@drreddys.com
www.drreddys.com

March 8, 2017

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub:	Intimation

This is to inform you that the audit of our formulation manufacturing facility at Duvvada, Visakhapatnam, by the US FDA, has been completed today. We have been issued a Form 483 with 13 observations, which we are addressing.

This is for your information and record.

With regards,

/s/ Sandeep Poddar

Sandeep Poddar

Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)